INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

July 26, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:
Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Segall Bryant & Hamill All Cap Fund and the Segall Bryant & Hamill Small Cap Value Fund (collectively, the “Funds”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 24, 2013, regarding Post-Effective Amendment No. 341 to the Registrant’s Form N-1A registration statement with respect to the Segall Bryant & Hamill All Cap Fund and the Segall Bryant & Hamill Small Cap Value Fund, each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 384 to Funds’ Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses of the Fund (Applies to both Funds)
1.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Segall Bryant & Hamill (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

Purchase and Sale of Fund Shares
2.  Clarify in the statement, “Fund shares are redeemable on any business day by written request or by telephone”, that the business days are for the days the New York Stock Exchange is open for business.

Response:  The Registrant has clarified the statement as requested.

Tax Information
3.  Delete or move the statement “The Fund will report items of income, return of capital and gain or loss to you through Form 1099” from the Summary section as this is not required under Item 7 of Form N1-A.

Response:  The Registrant has deleted the statement as requested.

Principal Risks of Investing
4.  “Investment Risk” appears to be a duplicate risk.  Consider either deleting or combining with market risk.

Response: The Registrant has deleted the “Investment Risk” disclosure because it agrees that the information is duplicated.

Segall Bryant & Hamill All Cap Fund

Principal Investment Strategies
5.  It is not clear which type of strategy the Fund employs, Growth or Value.  Also, need to include more details as to the factors used to identify how companies are selected.

Response:  The Fund is not constrained by investment style parameters.  The Registrant has revised the disclosure to clarify this and to add greater detail regarding the factors used by the advisor to identify how the Fund’s investments are selected.

6.  The table in the “Fees and Expenses of the Fund” contains a line item for estimated acquired fund fees and expenses.  Investments in acquired funds are not included in the principal investment strategies section.  Confirm whether acquired funds should be included as a principal investment strategy.
Response: The Registrant confirms that investments in acquired funds are not a principal investment strategy.  Acquired fund fees and expenses have been deleted from the table in the “Fees and Expenses of the Fund.”

7.  The disclosure “From time to time, the Fund may invest a significant portion of its assets in one or more market sectors such as the information technology sector” seems to imply that the Fund may have a concentration policy.  Any concentration policy should be disclosed.

Response: The Fund is not a concentrated fund.  As the sentence may appear to be misleading, it has been deleted.

Segall Bryant & Hamill Small Cap Value Fund

Principal Investment Strategies
8.  Once the registrant confirms the market capitalizations of companies included in the Russell 2000 Value Index, call Ms. Dubey with the actual numbers.  In addition, clarify in the disclosure that the Index is reconstituted annually.

Response: Ms. Dubey was called on July 19, 2013 and provided the range of the market capitalizations for the Russell 2000 Value Index.  In addition, the market capitalization range of the Russell 2000 Value Index as of June 30, 2013 and clarifying disclosure have been added regarding the annual reconstitution of the Index.

Prior Performance for Similar Accounts Managed by the Advisor
9.  The first paragraph of this section states that the tables included “set forth composite performance data relating to the historical performance of all accounts managed by the Advisor…”  Confirm that the composite performance data presented does not include the performance of any public accounts or registered investment companies.

Response:  The Registrant confirms that the composites performance data presented does not include the performance of any public accounts or registered investment companies.

10.  Describe how the fees and expenses included in the composite differ from the fees and expenses of the Funds and explain that impact of such difference to the Funds in footnotes to the performance table presented in this section.

Response: The Registrant has added the following disclosure to each composite performance chart:

“The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and accordingly, the performance results of the composite are higher than the Fund’s performance would have been.”

11.  Briefly describe how the Global Investment Performance Standards (“GIPS”) and SEC method of calculating total return performance differ.

Response: The Registrant has added the following disclosure after the composite performance charts:

“The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.  The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.”

12.  The section includes a statement that “Results are based on fully discretionary accounts under management, including those no longer with the firm.”  Confirm that for each composite performance chart the performance data shown relates to all the accounts in the strategy managed at the stated time by the Advisor.

Response:  The Registrant confirms that for each composite performance chart the composite performance contains all accounts managed by the advisor at the stated time by the Advisor.

13.  State the method that the Funds typically use to value Fund shares before using fair value pricing.

Response:  The Registrant has added the following disclosure to the beginning of the second paragraph in the “Share Price” section: “Each Fund’s securities generally are valued at market price.  Securities will be valued at fair value when market quotations are not readily available.”

Payment of Redemption Proceeds
14.  The second paragraph states that in certain circumstances the Funds may suspend the right to redeem shares    ”  Redemption requests may not be denied - only delayed.  Revise disclosure to clarify that redemptions will not be denied.

Response:  The Registrant has amended the disclosure under “Payment of Redemption Proceeds” as follows:

“If you purchase shares using a check and request a redemption before the purchase has cleared, a Fund may postpone the payment of the redemption request. Redemption requests must be submitted after the purchase has cleared. Furthermore, there are certain times when you may be unable to sell Fund shares or receive proceeds.  Specifically, the Funds may postpone the date of payment upon redemption for more than seven business days: (1) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (2) for any period during which an emergency exists affecting the sale of the Fund’s securities or making such sale or the fair determination of the value of the Fund’s net assets not reasonably practicable; or (3) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.”

Other Redemption Information
15.  The term “unwise” in the second paragraph is too broad, allowing unlimited situations in which the Fund may pay all or part of a shareholder’s redemption proceeds in liquid securities instead of cash.  Change the term.

Response:  The Registrant has revised the statement as follows:

“However, under unusual conditions, the Funds may pay all or part of a shareholder’s redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind) in lieu of cash in order to protect the interests of the Funds’ remaining shareholders.”

General Transaction Policies
16.  In the second bullet point, please clarify that shareholders can still redeem through other means if telephone redemptions are not available.

Response:  The Registrant has revised the disclosure to clarify that if redemption by telephone is not available, a shareholder may send its redemption order to the Fund via regular or overnight delivery.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies
17.  Update the title to include Risks – “Investment Strategies, Policies and Risks”.  In addition, the disclosure under this section should distinguish by principal investment strategies, policies and risks and other investment strategies, policies and risks.

Response:  The Registrant has updated the title to reflect “Risks” and sorted the section by principal and non-principal investment strategies, policies and risks.

18.  Under Small-and Mid-Cap Stocks, it states that each Fund may invest in stocks of companies with medium market capitalization.  Confirm whether this is accurate for the Small Cap Value Fund.

Response:  The Registrant has updated the disclosure clarifying that only the All Cap Fund may also invest in stocks of companies with medium market capitalization.

Derivatives
19.  Confirm that the calculation of advisory fees will not include the notional value of any derivatives held by the Funds, but will instead be based on the cash value of such derivatives.

Response: The Registrant confirms that the calculation of advisory fees will not include the notional value of any derivatives held by the Funds and will instead be based on the cash value of derivatives held by the Funds, if any.

20.  Confirm that if a Fund engages in written options, the value segregated to cover the Fund’s obligations thereunder will be based on notional values.

Response:  The Registrant confirms that it will segregate the notional value for any written options transactions to which a Fund is a party.

21.  Disclose that for written swaps (selling protection), the Funds will segregate assets based on the notional values of the swap.

Response:  The Registrant has added the following disclosure “To calculate the obligation value to segregate liquid assets, the cash settled daily mark-to-market values will be used except for selling protection on credit default swaps. The notional value will be used to segregate liquid assets for selling protection on credit default swaps.”

Compensation
22.  Disclose the three highest paid officers of the Funds pursuant to Item 17(c) of Form N-1A.

Response:  The officers of the Trust are not compensated by the Funds.  In order to address the Staff’s concern, the Registrant has added the following clarifying disclosure: “Officers of the Trust are not compensated for their services by the Funds.”

Portfolio Managers Compensation
23.  Please revise portfolio manager compensation disclosure in accordance with Instruction 3 to Item 20(b) of Form N-1A.

Response:  The Registrant has included the following disclosure, “The portfolio managers’ compensation arrangements are not determined on the basis of specific funds or accounts managed.”

Portfolio Holdings Information
24. In the second paragraph on page B-33, please clarify the term “effective date” in the last sentence or use a different term.

Response:  The Registrant has revised the sentence as follows to clarify that portfolio holding information provided will have at least a five-day lag:

“….the Fund may make publicly available its portfolio holdings by posting such information to its public website or by making such information available to any person who calls the Fund’s toll-free number at 1-855-226-4600, no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

Shareholder In-Kind Distributions
25. Please indicate whether there is a provision in the confidentiality agreement with the shareholder to not trade based on the non-public portfolio holding information received.

Response:  The Registrant has added the following phrase to the last sentence of the paragraph: “… and not to trade portfolio securities based on the non-public holding information.”

Purchase and Redemption of Fund Shares
26. The second paragraph under this section states that “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders; or (iv) to ensure a recent purchase made by check clears.”  Item (iv) of the statement does not conform to Section 22(e) of the Investment Company Act of 1940, as amended.  Please revise item (iv) to clarify that the redemption request will only be postponed.

Response:  The Registrant has revised the statement as follows: “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than seven calendar days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.  In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 days while the Fund waits for the check to clear.”

************
The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary